SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

MGM Growth Properties LLC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55303A105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Brookfield Public Securities Group LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 3,745,624

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 4,498,131

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,498,131

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 3.58%

12.	Type of Reporting Person IA

1.	Names of Reporting Persons Brookfield Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 3,745,624

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 4,498,131

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,498,131

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 3.58%

12.	Type of Reporting Person HC

1.	Names of Reporting Persons Partners Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 3,745,624

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 4,498,131

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,498,131

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 3.58%

12.	Type of Reporting Person HC

Item 1.
Item 1(a)	Name of Issuer: MGM Growth Properties LLC
Item 1(b)	Address of Issuer’s Principal Executive Offices: 6385 S. Rainbow Blvd. Suite 500 Las Vegas, Nevada 891118

Item 2.
2(a)

Name of Persons Filing:
Brookfield Asset Management Inc. (“BAM”)

Partners Limited

Brookfield Public Securities Group LLC (“PSG”)

(the “Reporting Persons”).

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

2(b)(c)

Address or Principal Business Office or, if none, Residence:
Brookfield Public Securities Group LLC

Brookfield Place

250 Vesey St., 15th Floor

New York, NY 10281-1023

Partners Limited

181 Bay Street, Suite 330

Toronto, Ontario, Canada, M5J 2T3

Brookfield Asset Management Inc.

181 Bay Street, Suite 330

Toronto, Ontario, Canada, M5J 2T3

2(c)	Citizenship: See Item 4 of the cover pages.
2(d)	Title of Class of Securities: Common Stock
2(e)	CUSIP No.: 55303A105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a.	☐	Broker or dealer registered under section 15 of the Act;
b.	☐	Bank as defined in section 3(a)(6) of the Act;
c.	☐	Insurance company as defined in section 3(a)(19) of the Act;
d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
e.	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
k.	☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Brookfield Public Securities Group LLC is a registered investment adviser and Brookfield Asset Management Inc. and Partners Limited are parent holding companies or control persons.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	a.	Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
	b.	Percent of class: See the response(s) to Item 11 on the attached cover page(s).
	c.	Number of shares as to which such person has:
		i.	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
		ii.	Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
		iii.	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).
		iv.	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Brookfield Asset Management, Inc. (“BAM”) is the indirect owner of Brookfield Public Securities Group LLC (“BIM”), which is the investment adviser to various funds or accounts that are the record owners of the shares of Common Stock reported herein and, as a result, BAM may be deemed to beneficially own such shares.

Partners Limited is the sole owner of BAM’s Class B Limited Voting Shares and therefore may be deemed to share beneficial ownership of the shares of Common Stock reported herein.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than  five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See exhibit 99.X

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

Brookfield Public Securities Group LLC

By:	/s/ Brian T. Hourihan
Name:	Brian T. Hourihan
Title:	Chief Compliance Officer and Regulatory Counsel

Brookfield Asset Management Inc.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Senior Associate, Legal and Regulatory

Partners Limited

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	President

EXHIBIT A

We, the signatories of the Statement on Schedule 13G to which this Joint Filing Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  February 14, 2019

BROOKFIELD PUBLIC SECURITIES GROUP LLC

By:	/s/ Brian T. Hourihan
	Name:	Brian T. Hourihan
	Title:	Chief Compliance Officer and Regulatory Counsel

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
	Name:	Jessica Diab
	Title:	Senior Associate, Legal and Regulatory

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President